Exhibit 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Osisko Gold Royalties Ltd (the "Company") on Form 40-F for the fiscal year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jason Attew, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2025

By: /s/ Jason Attew

Jason Attew
President and Chief Executive Officer